Filed Pursuant to Rule 433

Registration No. 333-168545

May 9, 2011

Free Writing Prospectus

(To Prospectus dated May 9, 2011 and

Preliminary Prospectus Supplement Dated May 9, 2011)

$300,000,000

United States Cellular Corporation

6.95% Senior Notes due 2060

Pricing Term Sheet

Issuer:	United States Cellular Corporation

Security:	6.95% Senior Notes due 2060

Principal Amount:	$300,000,000

Over-Allotment Option:	$42,000,000

Denominations:	$25 and integral multiples of $25 in excess thereof

Trade Date:	May 9, 2011

Settlement Date:	May 16, 2011 (T+5)

Maturity Date:	May 15, 2060

Coupon:	6.95%

Interest Payment Dates:	March 15, June 15, September 15 and December 15, commencing June 15, 2011

Price to Public:	$25 per note

Optional Redemption:

The Issuer may redeem the Notes, in whole or in part, at any time on and after May 15, 2016 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date.

Use of Proceeds:

The Issuer expects to use the net proceeds from the offering to redeem some or all of its 7.50% Senior Notes due 2034, of which $330 million in aggregate principal amount is outstanding. Any remaining net proceeds will be used for general corporate purposes.

Listing:	The Issuer intends to list the Notes on the New York Stock Exchange and expects trading in the Notes on the New York Stock Exchange to begin within 30 days after the Settlement Date.

CUSIP/ISIN:	911684 405/ US9116844054

Anticipated Ratings*:	Baa2 by Moody’s Investors Service, Inc. BBB- by Standard & Poor’s Rating Services BBB by Fitch Ratings

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	RBC Capital Markets, LLC BNY Mellon Capital Markets, LLC Comerica Securities, Inc. SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or e-mail batprospectusdept@citigroup.com; or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or e-mail dg.prospectus_requests@baml.com; or UBS Securities LLC toll-free at 1-877-827-6444, extension 561 3884; or Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or e-mail cmClientsupport@wachovia.com.

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